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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68311

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **WATERMILL INSTITUTIONAL TRADING LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 TOWN SQUARE PLACE SUITE 1520

(No. and Street)

JERSEY CITY	**NJ**	**07310**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David J. Dempsey	917-621-3829	dd@watermilltrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN & COMPANY, LLP

(Name – if individual, state last, first, and middle name)

180 PARK AVENUE, SUITE 200	FLORHAM PARK	NJ	07932
(Address)	(City)	(State)	(Zip Code)
11/02/2005		2468	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David. J. Dempsey _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Watermill Institutional Trading LLC _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Operating Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

DECEMBER 31, 2025

TABLE OF CONTENTS





Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 **F** 973.218.7160
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Watermill Institutional Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Watermill Institutional Trading LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Watermill Institutional Trading LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Watermill Institutional Trading LLC's management. Our responsibility is to express an opinion on Watermill Institutional Trading LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Watermill Institutional Trading LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Watermill Institutional Trading LLC's auditor since 2014.
Florham Park, New Jersey
February 27, 2026

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$	1,156,842
Cash segregated under federal regulations		134,689
Receivables from clearing broker, including $500,000 clearing deposit		1,725,742
Receivables from broker dealers		264,954
Securities owned, at fair value		1,010
Property and equipment, net		78,145
Right of use asset		334,265
Prepaid expenses and other assets		182,623
Total assets	$	3,878,270

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	898,684
Lease liability		357,536
Member's equity		2,622,050
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,878,270

See accompanying notes to financial statement.

2

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2025

1. Nature of business and summary of significant accounting policies

Nature of Business

Watermill Institutional Trading LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on August 24, 2009. Operations of the Company commenced in August 2010. The Company's operations consist primarily of engaging in agency equity transactions and investment banking services with institutional counterparties and acting as a chaperoning broker-dealer for Foreign Broker-Dealers pursuant to Rule 15a-6. Effective August 1, 2012, 100% of the Company's membership interest was acquired by Watermill Trading Holdings LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the National Association of Securities Dealers Automated Quotations ("NASDAQ").

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Segregated under Federal Regulations

Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. As of December 31, 2025, restricted cash consisted of cash segregated under federal regulations and a deposit with a clearing broker. The Company considers short-term, interest-bearing investments with initial maturities of three months or less to be cash equivalents. At December 31, 2025, the Company has no cash equivalents.

Revenue from Contracts with Customers

The Company accounts for revenues from contracts with customers in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, *Revenue with Contracts from Customers*, which requires an entity to recognize revenue to depict the transfer of promised good or services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2025

---

1. Nature of business and summary of significant accounting policies (continued)

Service Income

The Company provides individualized and customized research services for customers. Revenue for research arrangements is generally recognized at the point in time that performance under the arrangement is completed and the customer acknowledges benefit received from the services performed. Research fees are identified when the customer informs the Company of the intention to make a payment. The Company's clients determine the amount they want to pay for individualized and customized research services.

Investment banking advisor fees

The Company provides a full range of capital market and financial advisory services. Capital market services include underwriting and placement agent services in the equity capital market, including private equity placements and initial public offerings. Revenue is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

Receivables from clearing broker

As of December 31, 2025, receivables from clearing broker consisted of commissions due from the clearing agent for commission revenue earned and the clearing deposit held with the Company's clearing agent of $1,225,742 and $500,000, respectively. The balances as of December 31, 2024, were $726,224 and $500,000, respectively.

Receivables from broker dealers

Receivables from broker dealers consist of receivables from various broker dealers for investment banking advisory income earned. As of December 31, 2025 and 2024, the receivables from broker dealers amounted to $264,954 and $222,637, respectively.

Securities owned, at fair value

Purchases and sales of securities are recorded at fair value.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	5 years	Straight-line
Network and server equipment	3 years	Straight-line
Computer hardware	3 years	Straight-line
Computer software	3 years	Straight-line
Leasehold improvements	Lease term	Straight-line

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as a partnership under the applicable provisions of income tax laws and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the member.

The Company files income tax returns in the U.S. federal jurisdiction and various states and local jurisdictions.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Current Expected Credit Losses

The FASB introduced a new credit loss methodology, ASC 326, *Current Expected Credit Losses* ("CECL"), which required earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to ASC 326.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities, and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents, receivables from broker-dealers, and receivables from clearing broker), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and de minimus historic and expected losses.

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2025

---

1. Nature of business and summary of significant accounting policies (continued)

Right of Use Assets and Lease Liabilities

The Company recognizes its leases in accordance with ASC Topic 842, *Leases* ("ASC 842"). The guidance increases transparency by requiring the recognition of right of use assets and lease liabilities on the statement of financial condition.

In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short term leases that have a lease term of 12 months or less at the lease inception, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight- line basis over the lease.

Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments.

The discount rate is the implicit rate if it is readily determinable or the Company may use its incremental borrowing rate. The present value of the lease payments was determined using a 6.70% incremental borrowing rate beginning October 1, 2024. Right of use assets also exclude lease incentives.

Segment Reporting

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Updates ("ASU") No. 2023-07, *Segment Reporting* (Topic 280) *Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company is required to provide all annual disclosures about reportable segment profit or loss and assets as required by ASU 2023-07 for interim periods. In accordance with ASU 2023-07, the Company is required to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items including a description of the composition. Additionally, ASU 2023-07 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 also requires the Company to clarify if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources.

Subsequent Events

The Company has evaluated events occurring after the date of the financial statement for potential recognition or disclosure in its financial statement. The Company evaluated subsequent events through February 27, 2026, which is the date the financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2025

2. Property and equipment

Property and equipment at December 31, 2025, are as follows:

Furniture and fixtures	$	193,727
Network and server equipment		168,109
Computer hardware		598,888
Computer software		40,547
Leasehold improvements		235,007
		1,236,278
Less: accumulated depreciation and amortization		1,158,133
	$	78,145

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined. At December 31, 2025, the Company's net capital was $2,198,566, which was $1,948,566 in excess of its minimum requirement of $250,000.

4. Commitments

The Company leases its Jersey City office facility under an operating lease, which expires in December 2029.

As of December 31, 2025, maturities of the outstanding lease liability for the Company are as follows:

Year Ending December 31:		Amount
2026	$	96,488
2027		92,419
2028		88,538
2028		84,834
2030		-
Total		362,279
Less: discount to present value		4,743
Lease Liability	$	357,536

As of December 31, 2025, the weighted average remaining lease term is 3.92 years and the weighted average discount rate is 6.70%.

The Company leases its Florida office facility on a month-to-month basis for $5,000 per month from Watermill Trading Holdings LLC.

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2025

5. Concentrations of credit risk

At December 31, 2025, and routinely throughout the year then ended, the Company maintained its cash balances in major financial institutions that exceed federally insured limits. The Company has not experienced any losses in these accounts, and management does not believe it is exposed to any significant credit risk with respect to cash.

6. Employee benefit plan

The Company maintains a retirement plan (the "401(k) Plan"), pursuant to Section 401(k) of the Internal Revenue Code ("IRC"), for eligible participants. Under the terms of the 401(k) Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the IRC. The Company can make discretionary matching contributions to the 401(k) Plan on behalf of participating employees.

7. Soft dollar payables

The Company has soft dollar arrangements with certain clients within the provisions of Rule 28(e) which establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using soft dollars.

The Company has a "Special Bank Account for the Exclusive Benefit of Customers" segregated under federal regulations in the accompanying statement of financial condition in accordance with SEC Rule 15c3-3(k)(2)(i) of $134,689 related to proceeds from soft dollar transactions. The Company has a soft dollar payable of $88,906 at December 31, 2025, which is included in "accounts payable and accrued expenses" in the accompanying statement of financial condition. The Company disburses this cash to third parties on behalf of its customers following Rule 28(e) requirements.

8. Off-balance-sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and include a clearing deposit of $500,000.

WATERMILL INSTITUTIONAL TRADING LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2025

---

9. Fair value measurements

ASC Topic 820, *Fair Value Measurement*, requires disclosures about investments that are measured and reported at fair value. ASC Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required, quoted prices for these investments are not adjusted, even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Securities which are generally included in this category include corporate bonds, municipal securities which are consensus priced, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Company's Level 2 securities are valued based upon pricing feeds from outside pricing services used by the Company's clearing broker at December 31, 2025.

The following table summarizes the valuation of securities owned under the fair value hierarchy levels as of December 31, 2025:

Assets:	LEVEL 2
Securities owed, at fair value	
Class A Ordinary Shares	$ 1,010
Total securities owned, at fair value	$ 1,010

There were no other financial assets or liabilities measured at fair value under ASC Topic 820 as of December 31, 2025.

10. Single reportable revenue segmentation

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including engaging in agency equity transactions, investment banking services with institutional counterparties, and acting as an underwriter in firm commitment or best effort registered offerings. The Company has identified its COO and CCO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make capital distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 1). The Company's segment assets are the same as those reported in the Company's statement of financial condition.